File No. 812-13900

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 UNDER THE 1940 ACT

FRANKLIN TEMPLETON INTERNATIONAL TRUST
FRANKLIN ADVISERS, INC.

One Franklin Parkway
San Mateo, California 94403-1906

Please send all communications, notices and orders to:

Bruce G. Leto, Esq.
Alison M. Fuller, Esq.
Stradley Ronon Stevens & Young LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215)-564-8115, BLeto@stradley.com
(202)-419-8412, AFuller@stradley.com

Copies to:

Craig S. Tyle, Esq.
Franklin Templeton Investments
One Franklin Parkway
San Mateo, California 94403-1906

On May 3, 2012

This Application (including exhibits) consists of 38 pages.
the exhibit index appears on page 33.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

IN THE MATTER OF Franklin Templeton International Trust, Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403-1906	: : : : : : : : : : : : : : : : : : : : : :
SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940  (THE “1940 ACT”) FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 UNDER THE 1940 ACT

Investment Company Act of 1940
File No. 812–13900

2 of 38

I.  INTRODUCTION

The Franklin Templeton International Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Series”), on their own behalf and on behalf of each Series now existing as well as future series of the Trust,1 and Franklin Advisers, Inc. (the “Manager” and together with the Trust, the “Applicants”), the investment manager to the Series, hereby submits this application (the “Application”) to the Securities and Exchange Commission (the “Commission” or the “SEC”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”).
Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 therunder to permit the Manager, subject to the approval of the board of trustees of the Trust (the “Board”),2 including a majority of those who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, as amended, of the Trust or of the Manager (the “Independent Board Members”), to take certain actions without obtaining shareholder approval as follows: (i) select investment sub-advisers that are directly or indirectly wholly owned, as defined in Section 2(a)(43) of the 1940 Act, by Franklin Resources (each, a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”) to manage all or a portion of the assets of one or more of the Series pursuant to an investment sub-advisory agreement with each Wholly-Owned

1
The current series of the Trust include Templeton Foreign Smaller Companies Fund, Franklin India Growth Fund, Franklin World Perspectives Fund (the “World Perspectives Fund”), and Franklin Templeton Global Allocation Fund (the “Global Allocation Fund”).

2	The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below).

3 of 38

Sub-Adviser (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers.
Applicants request that the relief sought herein apply to the Applicants, as well as to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and: (i) is advised by the Manager or another registered investment adviser or their successors that now or in the future is directly or indirectly wholly owned by Franklin Resources or its successors (included in the term “Manager”);3 (ii) uses the multi-manager structure described in this Application (the “Multi-Manager Structure”); and (iii) complies with the terms and conditions set forth herein (each a “Subadvised Fund” and collectively, the “Subadvised Funds”).  The only existing registered open-end investment company that currently intends to rely on the requested order is named as an Applicant.  Each Series that is or currently intends to be a Subadvised Fund, and each Subadviser to a Subadvised Fund that currently intends to rely on the requested order, is identified in this Application.  Applicants request that the relief sought herein apply to any existing or future Wholly-Owned Sub-Adviser that will serve as a sub-adviser to a Subadvised Fund under a Sub-Advisory Agreement.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.  If the name of any Subadvised Fund contains the name of a Wholly-Owned Sub-Adviser, the name of the Manager that serves as the

3	For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

4 of 38

primary adviser to the Subadvised Fund, or a trademark or trade name owned by that Manager, will precede the name of the Wholly-Owned Sub-Adviser.
Applicants are seeking this exemption to enable the Manager and the Board to obtain for each Subadvised Fund the services of one or more Wholly-Owned Sub-Advisers believed by the Manager and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Manager and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Multi-Manager Structure, the Manager evaluates, allocates assets to and oversees the Wholly-Owned Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from the prompt and timely hiring of Wholly-Owned Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Wholly-Owned Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Manager and the Board.

II.  THE TRUST

The Trust is an open-end management investment company that was organized as a Delaware statutory trust under the laws of Delaware on March 19, 1991 and is

5 of 38

registered under the 1940 Act.  The Board consists of nine (9) Board members, seven (7) of which are Independent Board Members.  The Manager serves as “investment adviser,” as defined in section 2(a)(20) of the 1940 Act, to each Series of the Trust.
The current series of the Trust are Templeton Foreign Smaller Companies Fund, Franklin India Growth Fund, World Perspectives Fund, and Global Allocation Fund.  However, the Trust currently utilizes a Multi-Manager Structure, as described in this Application, only with respect to World Perspectives Fund and Global Allocation Fund.  None of the remaining Series of the Trust are currently subadvised using the Multi-Manager Structure.
Each Series may offer shares with their own distinct investment objectives, policies and restrictions.  Each of the Series currently offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, a Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any class thereof may pay fees paid in accordance with Rule 12b-1 under the 1940 Act.

III.  THE MANAGER

The current Manager is a California corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and serves as investment manager to each Series pursuant to an investment advisory agreement with the Trust (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”).  Any future Manager also will be registered with the Commission as an investment adviser under the Advisers Act.  Franklin Advisers, Inc. and other Managers will enter into investment advisory agreements with respect to

6 of 38

future Subadvised Funds (any such agreement included in the term “Investment Advisory Agreements”).
The Manager is a direct, wholly-owned subsidiary of Franklin Resources.  Franklin Resources is a global investment management organization operating as Franklin Templeton Investments and is engaged primarily, through various subsidiaries, in providing investment management, share distribution, transfer agent and administrative services to a family of registered funds.4  Many of Franklin Resources’ subsidiaries that provide investment management services are organized under the laws of different jurisdictions for sales, client servicing and tax purposes.  Generally, the subsidiaries are wholly-owned by Franklin Resources.
This Application contemplates that, in the future, a subsidiary that now or in the future is, directly or indirectly, wholly owned by Franklin Resources could serve as a Manager of a Subadvised Fund or as a Wholly-Owned Sub-Adviser of a Subadvised Fund (a “Wholly-Owned Subsidiary”).
Franklin Resources operates the Wholly-Owned Subsidiaries on a unified basis.  For example, Wholly-Owned Subsidiaries generally share order management systems, investment operations support and many compliance policies and procedures.  While each Wholly-Owned Subsidiary has its own personnel and resources, including portfolio managers and analysts, and offers specialized management services to clients, the Wholly-Owned Subsidiaries generally share support personnel such as with respect to tax, legal and accounting matters.

4
Franklin Resources does not directly or indirectly engage in the business of advising others as to the advisability of investing in, purchasing, or selling securities, or otherwise act as an investment manager, and thus is not registered with the Commission as an investment adviser.

7 of 38

Pursuant to the terms of each Investment Advisory Agreement, the Manager, subject to the oversight of the Board, (i) furnishes a continuous investment program for each Series; (ii) determines the investments to be purchased, held, sold or exchanged by each Series and the portion, if any, of the assets of the Series to be held uninvested; (iii) makes changes in the investments of each Series; and (iv) manages, supervises, and conducts the other affairs and business of the Series and matters incidental thereto.  The Manager also places orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Manager.  The Manager periodically reviews each Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by its Board.
Consistent with the terms of each Subadvised Fund’s Investment Advisory Agreement, the Manager may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to a Wholly-Owned Sub-Adviser.  The Manager has overall responsibility for the management and investment of the assets of each Series, and with respect to each Subadvised Fund, the Manager’s responsibilities include, for example, recommending the removal or replacement of Wholly-Owned Sub-Advisers, and determining the portion of that Subadvised Fund’s assets to be managed by any given Wholly-Owned Sub-Adviser and reallocating those assets as necessary from time to time.  The Manager evaluates, selects and recommends Wholly-Owned Sub-Advisers to manage the assets (or a portion thereof) of a Subadvised Fund and monitors

8 of 38

and reviews the Wholly-Owned Sub-Advisers and their performance and compliance with a Subadvised Fund’s investment policies and restrictions.
For its services to each Series, the Manager receives an investment advisory fee from that Series as specified in the applicable Investment Advisory Agreement.  The investment advisory fees for the current Series of the Trust are calculated based on the average of the net asset value of the particular Series as of the close of business on each business day during the month (the “Average Daily Net Assets”).5  The Wholly-Owned Sub-Adviser will receive investment advisory fees from the Manager to the Subadvised Fund on the same basis (but not necessarily the same rate) as the Manager’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Wholly-Owned Sub-Adviser.  The fee paid to a Wholly-Owned Sub-Adviser results from the negotiations between the Manager and the particular Wholly-Owned Sub-Adviser and is approved by the Board, including a majority of the Independent Board Members.
The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act.  Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

5	The Manager also receives an administrative services fee pursuant to a separate Administrative Services Agreement with the Funds.

9 of 38

IV.  THE WHOLLY-OWNED SUB-ADVISERS

Pursuant to the authority under the Trust’s Investment Advisory Agreement applicable to the World Perspectives Fund and the Global Allocation Fund, the Manager has entered into Sub-Advisory Agreements with multiple Wholly-Owned Sub-Advisers to serve as sleeve sub-advisers to each of these Subadvised Funds.6  Each Subadvised Fund engages multiple Wholly-Owned Sub-Advisers to achieve its investment objectives, and each Wholly-Owned Sub-Adviser seeks to invest the assets of its sleeve(s), which represent a portion of the assets of such Subadvised Fund, in securities consistent with its investment style.
The Manager may also, in the future, enter into Sub-Advisory Agreements on behalf of other Subadvised Funds.  Each Wholly-Owned Sub-Adviser is, and any future Wholly-Owned Sub-Adviser will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act.  The Manager selects Wholly-Owned Sub-Advisers based on the Manager’s evaluation of the Wholly-Owned Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  Wholly-Owned Sub-Advisers recommended to the Board are, and the Wholly-Owned

6
As of the date of this Application, for the World Perspectives Fund, the Adviser has entered into Sub-Advisory Agreements with Franklin Templeton Investmentos (Brasil) Ltda; Franklin Templeton Investment Corp.; Franklin Templeton Investment Management Limited; Franklin Templeton Asset Management (India) Private Limited (“FT India”); Franklin Templeton Investment Trust Management Co., Ltd.; and Franklin Templeton Investments Japan Limited, each of which is a wholly-owned indirect subsidiary of Franklin Resources.  As of the date of this Application, for the Global Allocation Fund, the Adviser has entered into Sub-Advisory Agreements with Franklin Mutual Advisers, LLC; Franklin Templeton Institutional, LLC; Franklin Templeton Investment Management Limited; Templeton Asset Management Limited; Templeton Global Advisors Limited; and Templeton Investment Counsel, LLC, each of which is a wholly-owned indirect subsidiary of Franklin Resources.  The Global Allocation Fund has also entered into a Sub-Advisory Agreement with Pelagos Capital Management, LLC (“Pelagos”).  The relief requested herein will not apply to Pelagos, insofar as it is not a Wholly-Owned Sub-Adviser.

10 of 38

Sub-Advisers identified above were, selected and initially approved by the Board, including a majority of the Independent Board Members.
The Manager will engage in an on-going analysis of the continued advisability of retaining these Wholly-Owned Sub-Advisers and make recommendations to the Board as needed.  The Manager will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Wholly-Owned Sub-Advisers, with the Wholly-Owned Sub-Advisers, and will make recommendations to the Board, as needed.
The specific investment decisions for each Subadvised Fund will be made by that Wholly-Owned Sub-Adviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Manager and the Board.
The Wholly-Owned Sub-Advisers, subject to the supervision of the Manager and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.7  The Wholly-Owned Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund and will assist the Manager to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act.  The Wholly-Owned Sub-Advisers monitor the relevant Subadvised Fund’s investments and provide periodic reports to the Board and the Manager.  The Wholly-Owned Sub-

7
At this time, however, FT India provides advice with respect to the World Perspectives Fund on a non-discretionary basis due to Indian regulatory requirements.  The Manager places orders with brokers or dealers to effect FT India’s recommendations.  In the future, it is possible that other Wholly-Owned Sub-Advisers would provide research, analysis and/or investment recommendations without actually executing trades or having investment discretion.

11 of 38

Advisers also make their officers and employees available to the Manager and the Board in order to review the investment performance and investment policies of the Subadvised Fund.
Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members and the shareholders of the applicable Subadvised Fund, in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder.  In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Wholly-Owned Sub-Adviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by the Manager, the Board or by the shareholders of the Subadvised Fund on not more than sixty days’ written notice to the Wholly-Owned Sub-Adviser; and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.
For their services under their respective Sub-Advisory Agreements, each Wholly-Owned Sub-Adviser receives from the Manager a fee based on a percentage of the applicable sleeve’s Average Daily Net Assets from the Manager’s advisory fee (the “Subadvisory fees”).  The Subadvisory fees are accrued daily and paid monthly.  Each

12 of 38

Wholly-Owned Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund.  The Manager is responsible for paying Subadvisory fees to each Wholly-Owned Sub-Adviser out of the fee paid to the Manager under the relevant Investment Advisory Agreement.  All Wholly-Owned Sub-Advisers are and will be compensated by the Manager out of the advisory fees the Manager receives pursuant to the relevant Investment Advisory Agreement (or out of the Manager’s other assets) and not by the Subadvised Funds directly.

V. REQUEST FOR EXEMPTIVE RELIEF
Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to facilitate the selection and retention of Wholly-Owned Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Board Members, when Wholly-Owned Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought.8
A Subadvised Fund will be required, as provided in condition 1 below, to obtain shareholder approval of the Multi-Manager Structure before relying on the order requested in this Application. A Subadvised Fund’s prospectus will, at all times following such shareholder approval, contain the disclosure required by condition 2 to this

8	The requested relief set forth in this Application will not extend to sub-advisers other than Wholly-Owned Sub-Advisers.

13 of 38

Application, provided that if a Subadvised Fund gets shareholder approval of the Multi-Manager Structure prior to the requested order being granted, the Subadvised Fund’s prospectus will disclose at all times following that approval the fact that the Subadvised Fund has applied for this exemptive relief and the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below. A Subadvised Fund whose prospectus did not, at all times following shareholder approval of the Multi-Manager Structure, contain appropriate disclosure that the Subadvised Fund has applied for, or has received, exemptive relief to operate under the Multi-Manager Structure, as required by condition 2 to this Application, will obtain shareholder approval before relying on the requested order.  Each of the World Perspectives Fund and Global Allocation Fund has obtained shareholder approval of the Multi-Manager Structure and has, at all times since that approval, disclosed in its prospectus that it intends to operate using the Multi-Manager Structure and intends to seek the exemptions requested herein.
If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Manager to the Wholly-Owned Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Manager, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Wholly-Owned Sub-Adviser; and (iv) provide, in

14 of 38

substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

VI. LEGAL ANALYSIS AND DISCUSSION

A.           SHAREHOLDER VOTE
1.           Applicable Law
Section 6(c) of the 1940 Act provides, in pertinent part, that:
The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:
It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

15 of 38

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Rule 18f-2(c)(2) further provides that:
If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:
“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or

16 of 38

selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Wholly-Owned Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements with the Wholly-Owned Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, the Subadvised Funds would be prohibited from entering promptly into a new Sub-Advisory Agreement or materially amending an existing contract with a Wholly-Owned Sub-Adviser unless the Manager and the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Wholly-Owned Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.
Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to hire Wholly-Owned Sub-Advisers.  Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own

17 of 38

investment personnel.  Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.9
For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Manager and the Subadvised Funds to submit Sub-Advisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Sub-Advisory Agreement.
2.           Discussion
Applicants seek relief to permit the Subadvised Funds and/or the Manager to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Manager either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of

9
Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing a Wholly-Owned Sub-Adviser.  See Wells Fargo Bank N.A. (pub. avail. March 31, 1998).  See also American Express Financial Corporation (pub. avail. November 17, 1998).

18 of 38

the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
a.           Necessary or Appropriate in the Public Interest
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. The Manager will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Wholly-Owned Sub-Advisers who make the day-to-day investment decisions for each Subadvised Fund.  This is a service that the Manager believes will add value to the investment of each Subadvised Fund’s shareholders because the Manager will be able to select those Wholly-Owned Sub-Advisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.
From the perspective of the shareholder, the role of the Wholly-Owned Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Wholly-Owned Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will look to the Manager when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Manager, subject to

19 of 38

the review and approval of the Board, to select the Wholly-Owned Sub-Advisers who are best suited to achieve the Subadvised Fund’s investment objective. Shareholders of traditionally managed investment companies expect the investment manager to compensate the portfolio manager out of the investment manager’s own assets, just as the Manager will compensate each Wholly-Owned Sub-Adviser out of the investment management fee or from other Manager assets. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Wholly-Owned Sub-Advisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment manager and its portfolio managers.
In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Wholly-Owned Sub-Adviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Sub-Advisory Agreement with that Wholly-Owned Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change.  In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Wholly-Owned Sub-Adviser or one whose management

20 of 38

team has parted ways with the Wholly-Owned Sub-Adviser, potentially harmful to the affected Subadvised Fund and its shareholders.
Applicants believe that permitting the Manager to perform the duties for which the shareholders of the Subadvised Fund are paying the Manager - the selection, supervision and evaluation of the Wholly-Owned Sub-Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. The Trust is not required, and future Subadvised Funds are not expected to be required, to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Wholly-Owned Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Manager believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be unable to access in a timely and cost effective manner the investment expertise that is necessary to seek to achieve its investment goals.
b.           Consistent with the Protection of Investors
Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Wholly-Owned Sub-Advisers, is vested in the Manager, subject to the oversight of the Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the

21 of 38

selection and supervision of the Wholly-Owned Sub-Advisers in the Manager in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Manager is in possession of information necessary to select the most able Wholly-Owned Sub-Advisers. Within this structure, the Manager is in the better position to make an informed selection and evaluation of a Wholly-Owned Sub-Adviser than are individual shareholders. Shareholders expect the Manager, subject to review and approval of the applicable Board, to select the Wholly-Owned Sub-Advisers who are in the best position to achieve the Subadvised Funds’ investment goal.  Shareholders also rely on the Manager for the overall management of a Subadvised Fund and the Subadvised Funds’ total investment performance.
Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Manager and each Wholly-Owned Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreement and the Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Subadvised Fund in accordance with the applicable record keeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.
The Manager and the relevant Board considers the reasonableness of the Wholly-Owned Sub-Adviser’s compensation with respect to each Subadvised Fund for which the Wholly-Owned Sub-Adviser will provide portfolio management services. Although only the Manager’s fee is payable directly by a Subadvised Fund, and the Wholly-Owned Sub-Adviser’s fee is payable by the Manager, the Wholly-Owned Sub-Adviser’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by a Subadvised

22 of 38

Fund.  Accordingly, the Manager and the relevant Board will consider the fees paid to Wholly-Owned Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.  Specifically, the Manager and the Board will follow the same process for the Sub-Advisory Agreements that they follow for the Investment Advisory Agreement, and will generally consider the same kinds of information for the Sub-Advisory Agreements that they consider for the Investment Advisory Agreements.
If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Wholly-Owned Sub-Advisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Wholly-Owned Sub-Advisers of the applicable Subadvised Fund. If a new Wholly-Owned Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended.
The Subadvised Funds will inform shareholders of the hiring of a new Wholly-Owned Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Wholly-Owned Sub-Adviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement,10 and (b)

10 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Wholly-Owned Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

23 of 38

the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Wholly-Owned Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.
The Applicants believe that the use of Wholly-Owned Sub-Advisers under the multi-manager investment approach described in this Application should not raise any concerns under the 1940 Act that might prevent the Commission from making its findings under Section 6(c).  No impermissible conflict of interest or opportunity for self-dealing would arise when a Wholly-Owned Sub-Adviser is hired or when a material change is made to a Sub-Advisory Agreement.  The Applicants believe that no economic incentive exists for the Manager to select a particular Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Subadvised Fund.11  For example, the Manager

11
In addition, no director or officer of a Subadvised Fund or director or officer of the Manager, will own directly or indirectly any interest in a Wholly-Owned Sub-Adviser, except to the extent such a director or officer may own interests in Franklin Resources.

24 of 38

would not have any economic incentive to replace one Wholly-Owned Sub-Adviser with another Wholly-Owned Sub-Adviser because Franklin Resources will have a direct or indirect ownership interest in each Wholly-Owned Sub-Adviser (or its parent company) and any recommendation by the Manager of a new Wholly-Owned Sub-Adviser for a Subadvised Fund would be based on the need to access expertise that the Manager (or an existing Wholly-Owned Sub-Adviser) did not have.  As noted above, no Subadvised Fund will be responsible for compensating a Wholly-Owned Sub-Adviser.  The Manager will receive a management fee pursuant to the Investment Advisory Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Fund.  The Manager is responsible, pursuant to the Investment Advisory Agreement, for paying the Wholly-Owned Sub-Adviser from the management fee it is paid by the Subadvised Fund.
Even if the Manager had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Fund because of the conditions set forth in this Application.  Whenever a sub-adviser change is proposed for a Subadvised Fund, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Manager or any subadviser that is an affiliated person of the Manager derives an inappropriate advantage.
c.           Consistent with the Policy and Provisions of the 1940 Act
Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory

25 of 38

contracts, including sub-advisory contracts.12  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.13 The relief sought in this Application is fully consistent with this public policy.
The Investment Advisory Agreement for each Subadvised Fund and sub-advisory agreements with sub-advisers other than Wholly-Owned Sub-Advisers, if any, will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Manager is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Manager may hire or change Wholly-Owned Sub-Advisers for the Subadvised Fund, as appropriate, and that the Manager has the ultimate responsibility to oversee Wholly-Owned Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of a Wholly-Owned Sub-Adviser by the Manager and the Board. Eliminating the requirement of

12	See Section 1(b)(6) of the 1940 Act.

13	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

26 of 38

shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Manager’s selection of a Wholly-Owned Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Series or may redeem their shares.
B.           PRECEDENT
Applicants note that very similar exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for non-Wholly-Owned Sub-Advisers have been granted routinely by the Commission.  See, e.g., Pax World Funds Series Trust and Pax World Management LLC, Investment Company Act Release Nos. 29752 (August 10, 2011) (notice) and 29783 (September 7, 2011) (order);  Investment Managers Series Trust and Palmer Square Capital Management LLC, Investment Company Act Release Nos. 29787 (September 13, 2011) (notice) and 29833 (October 12, 2011) (order).
The relief sought herein with respect to Wholly-Owned Sub-Advisers is similar to relief that was previously granted by the Commission.  See PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000) (Order) (“PIMCO Funds”).  The PIMCO order allowed for a multi-manager structure that involved an investment adviser and its wholly-owned subsidiaries acting as subadvisers.  Subsequent no-action relief was provided by the SEC staff to permit the applicants for the PIMCO order to adopt the same structure described in this Application, in which the subsidiaries are “sister” companies of the primary adviser (that is, the investment adviser and subadvisers were subsidiaries of the

27 of 38

same parent company). See PIMCO Funds: Multi-Manager Series, et al., SEC No-Action Letter (August 6, 2002) (the “PIMCO No-Action Letter”).  The no-action letter reflects a recognition that the economic incentives for an adviser to hire its sister company would be materially equivalent to the incentives for an adviser to hire its wholly-owned subsidiary.  In addition, the PIMCO No-Action Letter recognizes that an adviser can be in a position to discharge its sister company that is acting as a sub-adviser to the same degree that an adviser could discharge its subsidiary.  To that end, each subsidiary of Franklin Resources that acts as a Manager to a Subadvised Fund will be in a position to discharge any sister company that is acting as a Wholly-Owned Sub-Adviser to the Subadvised Fund, consistent with the Manager’s fiduciary responsibilities to the Subadvised Fund.
Consistent with precedent and for the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly-Owned Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.   Applicants believe that the Manager would not be able to act to the detriment of the shareholders of the Subadvised Fund because of the conditions set forth in this Application.

VII. CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1. Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will

28 of 38

be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.
2. The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Multi-Manager Structure described in this Application. The prospectus will prominently disclose that the Manager has the ultimate responsibility, subject to oversight by the Board, to oversee the Wholly-Owned Sub-Advisers and recommend their hiring, termination, and replacement.
3. Subadvised Funds will inform shareholders of the hiring of a new Wholly-Owned Sub-Adviser within 90 days after the hiring of the new Wholly-Owned Sub-Adviser pursuant to the Modified Notice and Access Procedures.
4. The Manager will not enter into a Sub-Advisory Agreement with any sub-adviser that is not a Wholly-Owned Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.
5. At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

29 of 38

6. Whenever a sub-adviser change is proposed for a Subadvised Fund, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Manager or any subadviser that is an affiliated person of the Manager derives an inappropriate advantage.
7. The Manager will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of each Subadvised Fund’s assets and, subject to review and approval of the Board, will: (a) set each Subadvised Fund’s overall investment strategies; (b) evaluate, select and recommend Wholly-Owned Sub-Advisers to manage all or a portion of each Subadvised Fund’s assets; (c) allocate and, when appropriate, reallocate each Subadvised Fund’s assets among Wholly-Owned Sub-Advisers; (d) monitor and evaluate the Wholly-Owned Sub-Advisers’ performance; and (e) implement procedures reasonably designed to ensure that Wholly-Owned Sub-Advisers comply with each Subadvised Fund’s investment objective, policies and restrictions.
8. No trustee or officer of the Trust or a Subadvised Fund, or director or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a subadviser to a Subadvised Fund except for ownership of interests in the Manager or any entity, except a Wholly Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Manager.

30 of 38

9. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VIII.  PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is One Franklin Parkway, San Mateo, California 94403-1906 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the second page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate

31 of 38

in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Franklin Templeton International Trust on behalf of  Franklin World Perspectives Fund and Global Allocation Fund

By: /s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

Franklin Advisers, Inc.

By: /s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

32 of 38

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)(1)                                 A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)                 B-1 through B-2

33 of 38

EXHIBIT A-1

OFFICER’S CERTIFICATE

FRANKLIN TEMPLETON INTERNATIONAL TRUST

The undersigned, Steven Gray, Vice President and Assistant Secretary of the Franklin Templeton International Trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust, regarding the Franklin World Perspectives Fund and Franklin Templeton Global Allocation Fund (each, a “New Fund”), each, a series of the Trust, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

Franklin World Perspectives Fund

RESOLVED, that the filing with the SEC [of] an application for exemptive relief for the New Fund under §§ 6(c) and 15 of the 1940 Act, any rules thereunder and Rule 18f-2 to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of FTIT be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

Franklin Global Allocation Fund

RESOLVED, to the extent permitted by any law, rule, regulation or order of the SEC, that the operation of the New Fund in a manager of managers structure whereby FAV, as the Investment Manager, would be permitted to: (i) hire an investment manager to serve as a sub-advisor to the New Fund when the investment manager is an affiliated person of FRI (as “Affiliated Sub-Advisor”); (ii) terminate an Affiliated Sub-Advisor and hire one or more other Affiliated Sub-Advisors; and (iii) materially amend Sub-Advisory Agreements with Affiliated Sub-Advisors, each without obtaining the approval of the shareholders of the New Fund, but subject to the approval of the Board of Trustees of the Trust, including a majority of the Independent Trustees, be, and hereby is, approved for the New Fund; and

FURTHER RESOLVED, that the officers of the Trust be and each of them hereby is authorized to prepare, or cause to be prepared, and to execute and file with the SEC, in consultation with counsel, one or more applications, and any additional amendments, for exemptive relief from any provision of

34 of 38

the 1940 Act, and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2, that is deemed necessary or appropriate by the officers of the Trust, to maximize the ability and flexibility of the New Fund to operate in a manager of mangers structure, whereby, among other things, the shareholders of the New Fund would not be called upon to vote to approve investment subadvisory agreements, or amendments thereto, involving the provision of investment management services to the New Fund by affiliated persons of FRI, acting as subadvisers to the New Fund; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 3rd day of May, 2012.

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

35 of 38

EXHIBIT A-2

OFFICER’S CERTIFICATE

FRANKLIN ADVISERS, INC.

The undersigned, Craig S. Tyle, Chief Legal Officer of Franklin Advisers, Inc. (the “Company”), hereby certifies that the following is a copy of an Action By Written Consent of the Board of Directors of the Company, duly adopted by the Board of Directors of the Company, and that such votes remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be and each of them hereby is authorized and instructed to prepare, or cause to be prepared, and to execute and file with the Securities and Exchange Commission (“SEC”), in consultation with counsel, one or more applications, and any additional amendments, for exemptive relief from any provision of the Investment Company Act of 1940 (the “1940 Act”), and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2, that is deemed necessary or appropriate by the officers of the Company, to maximize the ability and flexibility of the Company to serve as investment manager for any registered investment company within the Franklin Templeton Family of Funds in a manager of mangers structure, whereby, among other things, the shareholders of the fund would not be called upon to vote to approve investment subadvisory agreements, or amendments thereto, involving the provision of investment management services to a fund by affiliated persons of Franklin Resources, Inc., acting as subadvisers to the fund; and

FURTHER RESOLVED, that the appropriate officers of the Company, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of this 3rd day of May, 2012.

/s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

36 of 38

Exhibit B-l

Rule 0-2(d)

VERIFICATION

STATE OF CALIFORNIA     )

 )

COUNTY OF SAN MATEO )

The undersigned, states that he or she has duly executed this Application for an Exemptive Order dated May 3, 2012 for and on behalf of the Franklin Templeton International Trust, that he is the Vice President and Assistant Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Templeton International Trust

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

37 of 38

Exhibit B-2

Rule 0-2(d)

VERIFICATION

STATE OF CALIFORNIA     )

 )

COUNTY OF SAN MATEO )

The undersigned, states that he or she has duly executed this Application for an Exemptive Order dated May 3, 2012 for and on behalf of Franklin Advisers, Inc; that he is the Chief Legal Officer of such company; and that all actions by directors or the sole member and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Advisers, Inc.

/s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

38 of 38